UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



FORM 12b-25

Commission File Number: 000-29204

NOTIFICATION OF LATE FILING

(Check one):

[ ] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [X] Form 10-Q   [ ] Form N-SAR

For Period Ended: March 31, 2001

[ ]  Transition Report on Form 10-K        [ ]  Transition Report on Form 10-Q

[ ]  Transition Report on Form 20-F        [ ]  Transition Report on Form  N-SAR

[ ]  Transition Report on Form 11-K

For the Transition Period Ended:

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  Read attached instruction sheet before preparing form. Please print or type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

Full name of registrant:                       HomeCom Communications, Inc.

Former name if applicable:                     Not applicable

Address of principal executive office:         Building 12, Suite 110
                                               3495 Piedmont Road
City, state and zip code:                      Atlanta, Georgia 30305


PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

HomeCom Communications, Inc. (the "Corporation" or "we") is unable, without unreasonable effort or expense, to complete and file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (the "Quarterly Report") by May 15, 2001, the prescribed deadline for filing, because the Corporation was not able to complete the required financial statements without unreasonable effort or expense.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Timothy R. Robinson           (404)               237-4646
     ---------------------------------------------------------------------------
           (Name)               (Area Code)       (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  Yes [ ] No [X]

     The Corporation did not timely file a Current Report on Form 8-K to report the sale of certain assets on January 31, 2001.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  Yes [X] No [ ]

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Corporation will report the following changes, among others, in its results of operations for the quarter ended March 31, 2001 as compared to the quarter ended March 31, 2000:

     THREE MONTHS ENDED MARCH 31, 2001 COMPARED TO THREE MONTHS ENDED MARCH 31, 2000

     NET SALES. Net sales decreased 82.9% from $1,921,471 in the first quarter of 2000 to $329,812 in the first quarter of 2001. This decrease of $1,591,659 is primarily attributable to the absence of any Web Development work. Revenues now consist exclusively of Hosting and Site Maintenance work.

     COST OF SALES. Cost of sales includes salaries for programmers, technical staff and customer support, as well as a pro-rata allocation of telecommunications, facilities and data center costs. Cost of sales decreased from $988,396, or 51.4% of revenues in the first quarter of 2000, to $326,064, or 98.9% of revenues in the first quarter of 2001. The increase in the percentage of cost of sales is due to the lack of Wweb development work and the fact that, at the new reduced manpower levels, production now accounts for a much higher portion of the cost ratios used to calculate pro-rata distributions.

     GROSS PROFIT. Gross profit decreased by $929,327 from $933,075 in the first quarter of 2000 to $3,748 in the first quarter of 2001. Gross profit margins declined from 48.6% during the first quarter of 2000 to 1.1% during the first quarter of 2001. This erosion in gross profit is primarily related to a less profitable product mix and the dramatic decline in revenue.

     SALES AND MARKETING. Sales and marketing expenses include salaries, variable commissions and bonuses for the sales force, advertising and promotional marketing materials, and a pro-rata allocation of telecommunications, facilities and data center costs. The cost of sales decreased from $869,491, or 45.3% of revenues in the first quarter of 2000, to $0 in the first quarter of 2001. The Corporation has discontinued all sales and marketing efforts at this time.

     PRODUCT DEVELOPMENT. Product development costs consist of personnel costs required to conduct the Corporation's product development efforts, and a pro-rata allocation of telecommunications, facilities and data center costs. Management believes that continuing investment in product development is required to compete effectively in the Corporation's industry. Total expenditures for product development decreased from $209,230, or 9% of net sales in the first quarter of 2000, to $0 in the first quarter of 2001. The Corporation has discontinued all product development efforts at this time.

     GENERAL AND ADMINISTRATIVE. General and administrative expenses include salaries for administrative personnel, insurance and other administrative expenses, as well as a pro-rata allocation of telecommunications, and facilities and data center costs. General and administrative expenses decreased from $1,257,516 in the first quarter of 2000 to $238,621 in the first quarter of 2001 due to the reductions in overhead begun in the fourth quarter of 2000 and continued in the first quarter of 2001. As a percentage of net sales, these expenses increased from 65.4% in the first quarter of 2000 to 72.4% in the first quarter of 2001, due to revenues decreasing at a higher rate than the reduction in expenses.

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization includes depreciation and amortization of computers, network equipment, office equipment, equipment under capital leases and intangible assets. Depreciation and amortization was $495,757, or 21% of revenues in the first quarter of 2000. With the reduction of the carrying value of all fixed assets at the conclusion of 2000 the company has suspended depreciation of its remaining assets in anticipation of a sale.


                          HOMECOM COMMUNICATIONS, INC.
                          ----------------------------
                  (Name of registrant as specified in charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2001


By: /s/ TIMOTHY R. ROBINSON
---------------------------
Timothy R. Robinson
Vice President and Chief
Financial Officer